[LOGO] US BANCORP
       Asset Management


BC-MN-H210                                               CHRISTOPHER O. PETERSEN
800 Nicollet Mall, Suite 900                                   Corporate Counsel
Minneapolis, Minnesota  55402-7020

Direct Dial:  612.303.1606
Facsimile:    612.303.7882
E-mail:       christopher.petersen@usbank.com


August 26, 2002


Securities and Exchange Commission
Attn: Cindy Rose
450 5th Street N.W.                                             VIA EDGAR FILING
Washington, D.C. 20549-0506                                     ----------------


         RE:      FIRST AMERICAN FUNDS, INC.
                  (FILE NOS. 2-74747 AND 811-3313)

Dear Ms. Rose:

       We hereby respectfully request withdrawal of Post-Effective Amendment No. 41 for First American Funds, Inc. (File Nos. listed above), filed on July 15, 2002.

       Please contact me if you have any questions or concerns.

Very truly yours,


/s/ Christopher O. Petersen


Christopher O. Petersen
Corporate Counsel